SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                      .
Commission file number 1-13740
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Borders Group, Inc. Savings Plan
B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:
Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, MI 48108
(734) 477-1100
(Registrant’s telephone number, including area code)

Borders Group, Inc. Savings Plan
Index to Audited Financial Statements and Supplemental Schedule

Page(s)
Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-13

Supplemental Schedule:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	14

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signatures	15

Exhibit Index	16
EX-23

Borders Group, Inc. Savings Plan
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
We have audited the accompanying statements of net assets available for benefits of the Borders Group, Inc. Savings Plan as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Detroit, Michigan
June 29, 2010

Borders Group, Inc. Savings Plan
Statement of Net Assets Available for Benefits

	December 31,
	2009	2008
Cash	$33,417	$51,735

Investments at fair value (participant-directed)	111,590,371	96,930,958

Receivables
Accrued investment income	24,759	24,524
Participant contributions receivable	254,870	—

Net assets reflecting investments at fair value	111,903,417	97,007,217

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	241	3,304,856

Net assets available for benefits	$111,903,658	$100,312,073

See Notes to Financial Statements.

Borders Group, Inc. Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2009
Additions to net assets attributed to:
Investment income:
Net realized and unrealized appreciation in fair value of investments	$18,840,171
Dividends and interest	1,896,119

Total investment income	20,736,290

Contributions:
Participants	7,168,103
Employer	4,058

Total contributions	7,172,161

Other additions	59,851

Total additions	27,968,302

Deductions from net assets attributed to:
Participant withdrawals	16,112,248
Administrative expenses	61,628
Other	202,841

Total deductions	16,376,717

Increase in net assets	11,591,585

Net Assets:
Beginning of year	100,312,073

End of year	$111,903,658

See Notes to Financial Statements.

Borders Group, Inc. Savings Plan
Notes to Financial Statements
1.	Plan Description
The following description of the Borders Group, Inc. Savings Plan (the “Plan”) provides general information about the Plan’s provisions. Borders Group, Inc. (the “Company”) is the Plan Sponsor. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.
General
The Plan, as amended and restated effective January 1, 2008, is a defined contribution plan covering substantially all employees of the Company who have six months of eligible service, as defined, and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Merrill Lynch Trust Company, FSB (“Merrill Lynch”) is the trustee of the Plan. The Company serves as the Plan Administrator. The Board of Directors has delegated certain administrative functions to the Borders Group, Inc. Savings Plan Committee.
Contributions
Each year, participants may elect to contribute to the Plan up to 50% in 1% increments of their annual compensation on a pre-tax and/or after-tax basis in any Plan year. The total amount of their pre-tax and after-tax contributions cannot exceed 50% of their eligible compensation. For purposes of computing allowable participant contributions, participant compensation includes an employee’s base salary or wages, bonus, commissions and overtime pay. Contributions by or on behalf of highly compensated employees are limited by applicable discrimination rules.
The Company can provide for both matching and discretionary contributions. Through June 30, 2008, company matching contributions were provided at a rate of 50% of the first 6% of compensation that a participant contributed to the Plan.
Effective July 1, 2008, the Company suspended its matching contributions to the Plan. This decision was made in direct response to the then current business conditions. The Company reviews the matching of contributions on a quarterly basis. During 2009, the Company did not reinstate the matching of contributions.
Participants direct their elective contributions into various options offered by the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, matching and discretionary Company contributions, if any, and earnings/losses on the investments in which the participant’s account is invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Borders Group, Inc. Savings Plan
Notes to Financial Statements
1.	Plan Description (continued)
Participants are fully vested at all times in their participation contribution account balance and are vested in contributions from the Employer as follows: 50% after one year of service, 75% after two years, and 100% after three years. Forfeitures are used first to restore account balances of reemployed participants pursuant to the Plan, second to reduce Company contributions pursuant to the Plan and third to pay Plan expenses. During the year, the plan allocated $475 of non-vested forfeitures to reduce Employer contributions. At December 31, 2009, the plan has $186,675 in unallocated forfeitures. Participants are fully vested at all times in the portion of their account balance attributable to their contributions.
Effective July 15, 2008, the Company stock investment option was frozen. No future contributions or fund transfers into Borders stock are allowed.
Participant Loans
Participants may borrow an amount equal to the lesser of $50,000 or up to 50% of their account balance. Loan repayments, including interest, are made through payroll deductions. The range of interest rates in effect for all outstanding loans at December 31, 2009 was 4.25% to 10.50%. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. Loan balances of terminated employees that are not repaid by the last day of the calendar quarter that begins after the employee’s termination date are treated as distributions.
Payment of Benefits
Upon termination of service, attainment of age 59-1/2, death or any other distributive event as defined in the Plan document, participants or their beneficiaries may elect to receive either a lump-sum amount equal to the value of their account balances or fixed periodic payments, subject to certain limitations. Participants who leave the Company may allow their balances to remain in the Plan if their account balance is greater than $5,000.
Administrative Expenses
Certain administrative expenses are paid by the Plan. Remaining administrative expenses, such as accounting, trustee and legal fees, are paid by the Company. Participants in the Plan do not pay a specific per participant charge for administrative fees.
2.	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.

Borders Group, Inc. Savings Plan
Notes to Financial Statements
2.	Summary of Significant Accounting Policies (continued)
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The fair value of the Plan’s mutual fund investments and common stocks are determined by quoted market prices on the last day of the Plan year. The Plan’s common collective trusts use net asset value (NAV) per share, as a practical expedient, to measure fair value. Participant loans are stated at cost, which approximates fair value. Investment transactions are recorded as of the trade date.
The common collective trusts are valued on a daily basis. The value of each unit is determined by subtracting total liabilities from the total value of assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date.
Investments in guaranteed investment contracts (GICs) represent deposits which guarantee a stated interest rate for the term of the contracts. The fair value of GICs is determined based on the sum of the present value of all projected future cash flows of each investment, discounted by current market interest rates for similar investments. Investments in synthetic investment contracts (SGICs) are a combination of a portfolio of securities plus a wrapper contract issued by a financially responsible third-party. The synthetic GIC wrapper contracts are valued by determining the difference between the present value of the replacement cost of the wrapper contract and the present value of the contractually obligated payments in the original wrapper contract.
Adjustment from Fair Value to Contract Value
The amount represents the difference between market value and contract value of GICs in the Merrill Lynch Retirement Preservation Trust (the “Trust”), which invest in these types of investments. In 2009, the funds in the Trust moved to the FFI Premier Institutional Money Market fund, causing a Blended Preservation Fund as of December 31, 2009.
Investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. Accounting Standards Codification (“ASC”) 946, “Financial Services-Investment Companies,” requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.
Use of Estimates
The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

Borders Group, Inc. Savings Plan
Notes to Financial Statements
2.	Summary of Significant Accounting Policies (continued)
amounts of assets and liabilities and the changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
New Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In May 2009, the FASB issued FASB Statement No 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended. The adoption did not have a material impact on the Plan’s financial statements.
In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles,” (codified in ASC 105), which created a single source of authoritative nongovernmental US GAAP. The Codification was effective for the Plan’s year ended December 31 2009. Upon adoption, all existing non-SEC accounting and reporting standards were superseded. All other non-SEC accounting literature not included in the Codification are considered non-authoritative. The required disclosures have been incorporated into and did not have a material impact on the Plan’s financial statements.
In August 2009, the FASB issued Accounting Standards Update No 2009-05, “Measuring Liabilities at Fair Value” (“ASU 2009-05”), amending ASC 820 to provide additional guidance to clarify the measurement of liabilities at fair value. ASU 2009-05 was effective for the Plan’s year ended December 31, 2009 and did not have a material impact on the Plan’s financial statements.
In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-

Borders Group, Inc. Savings Plan
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 3 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented.
ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

Subsequent Events

Subsequent events of the Plan are evaluated as of and through the date the financial statements are filed with the SEC.
3.	Fair Value Measurements
ASC 820, “Fair Value Measurements and Disclosures,” establishes a framework that provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy under ASC 820 was established to distinguish between those inputs that are observable and unobservable.

Borders Group, Inc. Savings Plan
Notes to Financial Statements
3.	Fair Value Measurements (continued)
The hierarchy gives the highest priority to unadjusted quoted prices in active markets for assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).
The three levels of the fair value hierarchy under ASC 820 are described as follows:
Level 1 — Unadjusted quoted prices in an active market for identical assets or liabilities. The mutual funds included in the Plan are considered Level 1 as these prices are observable in the open stock market. Therefore, the Company has selected use of the market approach.
Level 2 – Inputs other than quoted prices that are observable for the asset or liability. The common/collective trusts in the Plan are considered Level 2 as these prices are not actively traded on the open stock market.
Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurements. Participant’s loans in the Plan are considered Level 3, which are valued at amortized costs.
The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Money Market and Mutual Funds	$95,157,970	$—	$—	$95,157,970
Common/Collective Trusts (a)	—	14,132,849	—	14,132,849
Common Stock	203,108	—	—	203,108
Participants Loans	—	—	2,096,444	2,096,444

Total assets at fair value	$95,361,078	$14,132,849	$2,096,444	$111,590,371

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual Funds	$59,430,543	$—	$—	$59,430,543
Common/Collective Trusts (a)	—	34,637,765	—	34,637,765
Common Stock	90,145	—	—	90,145
Participants Loans	—	—	2,772,505	2,772,505

Total assets at fair value	$59,520,688	$34,637,765	$2,772,505	$96,930,958

Borders Group, Inc. Savings Plan
Notes to Financial Statements
3.	Fair Value Measurements (continued)
a. This category includes common/collection trust funds that are designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills and various short-term debt instruments. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009:

Participant Loans
Balance, Beginning of year	$2,772,505
Purchases, sales, issuances and settlements (net)	(676,061)

Balance, End of year	$2,096,444

4.	Investments
The following presents investments that represent five percent or more of the Plan’s net assets.

	December 31,
	2009	2008

FFI Premier Institutional Fund	$21,807,495	$—
Merrill Lynch Retirement Preservation Trust	—	23,775,562
Davis New York Venture CL Y	18,808,596	16,947,099
PIMCO Total Return Portfolio Institutional	12,716,609	11,719,961
Merrill Lynch Equity Index Trust XIII	10,512,522	8,468,992
American Growth Fund of America R	8,399,554	7,830,402
AIM International Growth Institutional	7,405,632	5,647,572
Harbor International Fund	6,455,675	5,343,162
During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Money Market and Mutual funds	$18,617,662
Common stocks	222,509

$18,840,171

Borders Group, Inc. Savings Plan
Notes to Financial Statements
5.	Investment Contracts
In 2008, all investment contracts held in the Retirement Preservation Trust (the Trust) were fully benefit-responsive. All contracts were effected directly between the Trust and the wrapper or issuer of the benefit responsive feature. The Trust is prohibited from assigning or selling the contracts to another party without the consent of the wrapper or issuer.
Traditional GICs are designed to provide a fixed return on principal invested for a specific period of time. The issuer of a traditional GIC is a financially responsible counterparty, typically an insurance company or bank. The issuer accepts a deposit from the Trust and purchases investments, which are held by the issuer. The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the Trust, and guarantees liquidity at contract value prior to maturity for permitted participant-initiated withdrawals from the Trust. The investments underlying a synthetic GIC are owned by the Trust. Synthetic GICs consist of a portfolio of underlying assets owned by the Trust, and a wrap contract issued by a financially responsible third party, typically a bank, insurance company, or other financial services institution. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund permitted participant-initiated withdrawals from the Trust. Synthetic GICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.
The interest crediting rate for each investment contract is determined as follows: the current yield to maturity of the underlying investments plus or minus an adjustment for any difference between the contract value and fair value of securities taken over the contract value and the duration of the securities. The key factors that could influence future crediting rates are changes to market interest rates, changes in the market value of securities, changes in the duration or weighted average life of securities and deposits or withdrawals to investment contracts. All investment contracts have a zero percent minimum interest-crediting rate. All investment contracts are reset at least quarterly, although under certain circumstances such as a large deposit or withdrawal, they may be reset more frequently.
As interest rates rise, the market value of the underlying securities declines and when interest rates fall, the market value of the underlying securities rises. The relationship to future crediting interest rates based on a change in interest rates up or down will generally have minimal impact on the crediting rate since the change in rates will generally be offset by the change in market value, except when there is a change in duration. Duration is a measure of average life of all cash flows in the portfolio on a present value basis. A change in duration when market value declines will reduce the crediting rate if duration shortens and increase the crediting rate if duration lengthens. A change in duration when market value rises will increase the crediting rate when duration falls and decrease the crediting rate when duration rises. Any deposit or withdrawal to the investment contract will impact the crediting rate based on the relative size of the deposit or withdrawal.

Borders Group, Inc. Savings Plan
Notes to Financial Statements
5.	Investment Contracts (continued)
The average yield earned by the Trust through December 31, 2009 and 2008 was 2.35% and 9.49%, respectively. The average yield earned by the Trust with an adjustment to reflect the actual interest rate credited to participants in the Trust through December 31, 2009 and 2008 was 2.57% and 4.10%, respectively.
6.	Plan Termination
Although the Company has expressed no intent to do so, the Company has reserved the right to terminate the Plan or to permanently discontinue making contributions to the Plan by resolution of its Board of Directors. Upon a termination or partial termination of the Plan, or upon the permanent suspension of contributions by an Employer, the accounts of each Participant affected by such termination, partial termination, or suspension shall become fully vested and nonforfeitable. The value of the participant accounts will be determined as of the effective date of the termination and be distributed as provided by the Plan.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	Related Party Transactions

Certain plan investments are shares of mutual funds managed by the trustee, Merrill Lynch. The investments in mutual funds managed by Merrill Lynch and the investment in Company stock qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

9.	Tax Status of Plan

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated August 12, 2002, stating that the Plan is qualified under Section 401 (a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. We submitted a request for a new determination letter in January 2009 and are currently waiting on a response from the IRS. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Borders Group, Inc. Savings Plan
Notes to Financial Statements
10.	Subsequent Events
Effective June 1, 2010, three new investment funds will be added to the Plan: a Retirement Bank Account (RBA), the PIMCO Real Return Fund, and the PIMCO Low Duration Fund. The RBA is a money market deposit account—an interest bearing bank account that is insured by the Federal Deposit Insurance Corporation (FDIC) up to the applicable limits (currently $250,000 per plan participant). The PIMCO Real Return Fund invests primarily in U.S Treasury and U.S. government agencies. This is a fixed income investment option that has historically served as a less volatile substitute for treasury bonds. The PIMCO Low Duration Fund Class I is a fixed income investment option that invests primarily in a diversified portfolio of investment-grade debt securities.
11.	Differences Between Financial Statements and Form 5500
The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500:

December 31, 2009
Net assets available for benefits per the financial statements	$111,903,658
Less: Adjustments from fair value to contract value for fully benefit-responsive investment contracts	241

Net assets available for benefits per the Form 5500	$111,903,417

The following is a reconciliation of net investment income per the financial statements to Form 5500:

December 31, 2009
Net investment loss per the financial statements	$20,736,290
Plus: Changes in adjustments from fair value to contract value for fully benefit-responsive investment contracts	3,304,615

Total investment income per the Form 5500	$24,040,905

Borders Group, Inc. Savings Plan
Schedule of Assets (Held at End of Year)

EIN # 38-3294588 Plan # 001 December 31, 2009	Schedule H, Line4i

	Identity of issuer, borrower, lessor, or similar
	party and description of investment, including
	maturity date, rate of interest, collateral, par or
	maturity value	Shares		Current Value
	Blended Preservation Fund	3,564.3100	Shares	$3,324
*	Merrill Lynch Extended Market	8,990.8231	Shares	84,334
*	Borders Group, Inc. Common Stock	172,125.0097	Shares	203,108
*	Merrill Lynch Institutional Index Trust CT Tier 2	94,694.2138	Shares	1,574,765
	Jennison Mid Cap Growth CL Z	83,187.4093	Shares	1,960,727
	NTGI QM CT Aggregate Bond Index Tier M	5,084.1300	Shares	2,042,239
	JP Morgan Small Cap	320,680.4897	Shares	2,815,575
	Van Kampen Small Cap Value I	280,861.2014	Shares	4,075,296
	Goldman Sachs Mid Cap Value I	176,879.8169	Shares	5,159,584
	Van Kampen Growth & Income I	316,303.7798	Shares	5,468,892
	Harbor International Fund	118,344.1822	Shares	6,455,675
	AIM International Growth Institutional	295,516.0574	Shares	7,405,632
	American Growth Fund of America R	307,901.5508	Shares	8,399,554
*	Merrill Lynch Equity Index Trust XIII	1,069,432.567	Shares	10,512,522
	PIMCO Total Return Portfolio Institutional	1,177,463.797	Shares	12,716,609
	Davis New York Venture CL Y	601,105.642	Shares	18,808,596
	FFI Premier Institutional Fund	21,807,495.055	Shares	21,807,495
*	Participants Loans	4.25% - 10.50%	Interest rate	2,096,444

				$111,590,371

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed by the undersigned thereunto duly authorized.

Date: June 29, 2010	Borders Group, Inc. Savings Plan
(Name of the Plan)

By: SAVINGS PLAN COMMITTEE
/s/ Mark R. Bierley
Mark R. Bierley
Executive Vice President and Chief Financial Officer, Borders Group, Inc. and Chief Operating Officer, Borders, Inc. (Principal Financial and Accounting Officer)

EXHIBIT INDEX
DESCRIPTION OF EXHIBITS
Exhibits:
23	Consent of Independent Registered Public Accounting Firm.